                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              DATA DIMENSIONS, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    237654207
                         ------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 1996
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 237654207                                           PAGE 2 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            282,000(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    8.05%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- ---------------

(1)  See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 237654207                                           PAGE 3 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  White Rock Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/

3        SEC Use Only

4        Source of Funds*

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  312,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            312,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            312,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    8.91%

14       Type of Reporting Person*

                  IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 237654207                                           PAGE 4 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Thomas U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/

3        SEC Use Only

4        Source of Funds*

                  PF, OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  11,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  312,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   11,000
    With
                           10       Shared Dispositive Power
                                            312,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            323,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                            9.22%

14       Type of Reporting Person*

                  IN, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 237654207                                           PAGE 5 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Joseph U. Barton

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  / /
                                                     b.  /x/

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  312,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            312,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            312,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    8.91%

14       Type of Reporting Person*

                  IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages

         This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.001 par value (the "Shares"), of Data Dimensions, Inc. (the "Issuer") and amends the initial statement on Schedule 13D dated April 15, 1996 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report the recent acquisition of Shares for the accounts of the White Rock Clients. Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares reported in Item 5(c) were purchased for the accounts of the White Rock Clients. The source of funds used to purchase the Shares for each of the White Rock Clients was the funds made available to White Rock for investment by such client. The source of the funds used for the acquisition of the Shares for the account of Quasar was the working capital of Quasar. The aggregate amount of funds used for purchases of the Shares by Quasar was $1,050,000. The source of the funds used for the acquisition of Shares for the account of Collins Capital was the working capital of Collins Capital. The aggregate amount of funds used for purchases of the Shares by Collins Capital was $150,000.

         The Shares held for the account of the Quasar may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to Quasar as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 323,000 (approximately 9.22% of the total number of Shares outstanding).

                  (i) All of the Reporting Persons other than Mr. Soros and Thomas U. Barton may be deemed the beneficial owner of 312,000 Shares (approximately 8.91% of the total number of Shares outstanding). This number consists of (i) 282,000 Shares held for the account of Quasar and (2) 30,000 Shares held for the account of Collins Capital.

                  (ii) As a consequence of SFM's ability to terminate the White Rock Contract with respect to all investments held for the account of Quasar, including but not limited to those involving the Shares, and acquire the voting and dispositive power held by White Rock with respect to the Shares, notwithstanding that none of Mr. Soros, SFM or Quasar currently exercises voting or investment discretion over the Shares, Mr. Soros may be deemed to be the beneficial owner of the 282,000 Shares (approximately 8.05% of the total number of Shares outstanding) held for the account of Quasar.

                  (iii) Thomas U. Barton may be deemed the beneficial owner of 323,000 Shares (approximately 9.22% of the total number of Shares outstanding). This number consists of (i) 11,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held directly by him and (ii) the 312,000 Shares of which White Rock may be deemed beneficial owner.

                                                              Page 7 of 11 Pages

         (c) Except for the transactions listed in Annex A hereto which were made at the direction of Whiterock, there have been no transactions with respect to the Shares since April 12, 1996 (the date of the last transactions reported in the Initial Statement) by the Reporting Persons, SFM, Quasar or Collins Capital.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (b) Joint Filing Agreement, dated April 15, 1996, by and between Mr. George Soros, White Rock Capital, L.P., Mr. Thomas U. Barton and Joseph U. Barton (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

         (c) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                              Page 8 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 17, 1996                       GEORGE SOROS

                                                     /s/ Sean C. Warren
                                            By:      --------------------------
                                                     Sean C. Warren
                                                     Attorney-in-Fact



Date:  April 17, 1996                       WHITE ROCK CAPITAL, L.P.

                                                     /s/ Thomas U. Barton
                                            By:      --------------------------
                                                     Thomas U. Barton
                                                     General Partner


                                            /s/ Thomas U. Barton
Date:  April 17, 1996                       -----------------------------------
                                            Thomas U. Barton



                                            /s/ Joseph U. Barton
Date:  April 17, 1996                       -----------------------------------
                                            Joseph U. Barton

                                                              Page 9 of 11 Pages

                                     ANNEX A

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                              DATA DIMENSIONS, INC.



                                                               NATURE OF            NUMBER          PRICE
FOR THE ACCOUNT OF                  DATE OF PURCHASE          TRANSACTION          OF SHARES       PER SHARE
- ------------------                  ----------------          -----------          ---------       ---------
Quasar                                     04/16/96               Purchase            35,000         $30.000

Collins Capital                            04/16/96               Purchase             5,000         $30.000

                                                             Page 10 of 11 Pages


                                INDEX OF EXHIBITS

EXHIBIT                                                                     PAGE
- -------                                                                     ----
  C            Power of Attorney dated April 16, 1996 granted by
               Mr. George Soros in favor of Mr. Sean Warren.                 10